SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Next Generation Media Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

652909102

(CUSIP Number)

September 23, 2003

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[_]	Rule 13d-1(d)

Page 1 of 5 Pages

SCHEDULE 13G

CUSIP No. 652909102	Page 2 of 5 Pages

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Joel P. Sens

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER	5)	SOLE VOTING POWER
OF
SHARES		815,010
BENEFICIALLY
OWNED BY	6)	SHARED VOTING POWER
EACH
REPORTING		560,000
PERSON
WITH	7)	SOLE DISPOSITIVE POWER
		1,375,010

	8)	SHARED DISPOSITIVE POWER
		None

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,375,010

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[-]

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.4%

12)	TYPE OF REPORTING PERSON
IN

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Schedule 13G

Item 1(a).

Next Generation Media Corp.

Item 1(b).

7644 Dynatech Court
Springfield, VA 22153

Item 2(a).

Joel P. Sens

Item 2(b).

900 North Stafford Street
Suite 2003
Arlington, VA 22203

Item 2(c).

United States

Item 2(d).

Common Stock

Item 2(e).

652909102

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)
(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	[_]	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	[_]	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	[_]	Investment Adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E)
(f)	[_]	Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)
(g)	[_]	Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)
(h)	[_]	Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	[_]	Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(ii)(J)

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Item 4.

     (a)  Amount beneficially owned: 1,375,010

     (b)  Percent of class: 14.4%

     (c)  Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 815,010

(ii)	Shared power to vote or to direct the vote: 560,000

(iii)	Sole power to dispose or to direct the disposition of: 1,375,010

(iv)	Shared power to dispose or to direct the disposition of: None

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

October 7, 2003
Date

/s/ Joel P. Sens

Signature
Joel P. Sens

Name/Title

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